Mail Stop 3561

April 1, 2009

Mr. James I. Freeman
Senior Vice President, Chief Financial Officer
Dillard's, Inc.
1600 Cantrel Road
P.O. Box 486
Little Rock, Arkansas 72203

> **Re: Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **Form 10-Q for the Quarter Ended May 3, 2008**
> **Filed June 10, 2008**
> **Form 10-Q for the Quarter Ended August 2, 2008**
> **Filed September 11, 2008**
> **Form 10-Q for the Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 001-06140**

Dear Mr. Freeman:

   We have reviewed your response to our letter dated January 30, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Form 10-K for the Fiscal Year Ended February 2, 2008

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Executive Overview, page 12

2. We note your revised disclosure and response to comment 7 of our comment letter dated January 30, 2009. You indicate that you will disclose in future filings the impact that economic and business trends will have on future periods, as well as address the "closure of underperforming stores, reduction in capital expenditures, merchandise initiatives, staff reductions and improvements in operating expenses." In your supplemental response, please provide us with this revised disclosure.

Critical Accounting Policies and Estimates, page 14

Merchandise Vendor Allowances, page 15

3. We note your revised disclosure and response relating to comment 10 of our comment letter dated January 30, 2009 regarding merchandise vendor allowances. Please revise your disclosure to include the amounts you recognize for vendor allowances for all periods presented to enable investors to better understand the risk associated with your reliance on vendor allowances.

Item 15. Exhibits, page 32

Exhibits 31(a) and 31(b)

4. We note your response to comment 18 of our comment letter dated January 30, 2009 and while we understand that your Form 10-K for the year ended January 31, 2009 will be filed shortly, we maintain the importance of amending the Form 10-K for the fiscal year ended February 2, 2008 to provide certifications that have been revised appropriately. The inclusion in the Form 10-K of the certifications in their proper form provides assurance that the Company's senior executives have taken appropriate responsibility for the Company's financial reporting as it relates to that filing. Please note that in this situation you may amend your Form 10-K by filing only the cover page, a page containing an explanatory note regarding the reason for the amendment, the disclosure regarding disclosure controls and procedures and internal control over financial reporting (including management's report on internal control), and the revised exhibits.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies

Segment Reporting, page F-13

5. We note your revised disclosure and response to comment 20 of our comment
    letter dated January 30, 2009 regarding your segment reporting to comply with
    the requirements of SFAS 131. According to your 2007 Annual Report, there are
    approximately sixteen regional vice-presidents who manage clusters of stores on a
    geographical basis with responsibilities that apparently include assessing
    operating performance and identification of operational and capital expenditure
    requirements with respect to the stores in their region. Please confirm that this
    regional management structure continues to exist and their related responsibilities
    with respect to resource allocation and operating performance. In this regard,
    please revise your disclosure to identify each region as a separate operating
    segment as defined by paragraph 10 of SFAS 131, or explain to us why you do
    not believe the regions meet the qualifications of operating segments as defined
    under the SFAS 131.

Schedule 14A

Specific Elements of Our Compensation Program – Equity-Based Compensation, page 13

6. In response to comment 28 of our comment letter dated January 30, 2009, you
    stated that the appropriate levels of equity-based compensation are determined in
    large part based on formulas contained in the Retirement Plan, Stock Purchase
    Plan and Stock Bonus Plan, all of which "the [Compensation] Committee cannot
    alter." To the extent that this information would be material to an investor's
    understanding of the process by which equity-based compensation levels are
    determined, please disclose these formulas. Refer to Item 402(b) of Regulation
    S-K.

Certain Relationships and Transactions, page 20

7. In response to comment 34 of our comment letter dated January 30, 2009, you
    stated that, with respect to related party transactions, it is the board of director's
    policy to establish "a group of disinterested directors with the responsibility to
    review and approve or ratify such potential transaction, or amendment or
    modification." Please also include disclosure describing the standards to be
    applied by this group of disinterested directors in determining whether to approve,
    amend or modify such transactions. In addition, please state whether the board of
    director's policy regarding the approval, amendment or modification of related

party transactions is in writing and, if not, how such policy is evidenced. Refer to Item 404(b) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Disilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director